UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31871 / October 19, 2015

_____

In the Matter of   :
                                                                                                             :
General Electric Company and GE Capital International Funding Company   :
299 Park Avenue   :
New York, NY 10171   :
                                                                                                             :
(812-14550)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM ALL PROVISIONS OF THE ACT

General Electric Company ("GE") and GE Capital International Funding Company ("FinCo")
filed an application on September 21, 2015 requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") exempting FinCo from all provisions of the Act.
The order would permit FinCo to issue and sell commercial paper, preferred stock and other debt
securities to finance the operations of subsidiaries of GE.

On September 21, 2015, a notice of the filing of the application was issued (Investment
Company Act Release No. 31833). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from all of the provisions of the Act is hereby granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary